JPMORGAN TRUST I AND JPMORGAN TRUST II

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

June 21, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I and JPMorgan Trust II (the “Trusts”); File Nos. 333-103022; 811-21295 and 2-95973; 811-4236; Post-Effective Amendments No. 427 and 213, respectively

Dear Ms. White:

This letter is in response to the additional comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) that you provided with respect to Post-Effective Amendments No. 427 and 213 for the Trusts filed on April 21, 2016 pursuant to
Rule 485(a) in connection with the annual update of the registration statement for the JPMorgan Money Market Funds listed on Appendix A (the “Funds”) on June 17, 2016. Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trusts’ Registration Statements in filings made pursuant to Rule 485(b) of the Securities Act of 1933, which are currently scheduled to become automatically effective on July 1, 2016 pursuant to the Rule. Additionally, as discussed, we have requested approval for the Funds to file, on or before July 1, 2016, a post-effective amendment to their registration statements pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 (the “Securities Act”) for the purpose of the annual update of their registration statements (the “Replicated Registration Statements”). We will incorporate the changes referenced below, as applicable, in such filing as well.

GENERAL COMMENTS

1.	Comment: The third Tandy representation below should indicate that the Trusts may not assert SEC staff comments as a defense in a matter brought by “any other person” in addition to the SEC.

Response: The requested representation is included below.

PROSPECTUS COMMENTS

Fee Table

2.	Comment: Please consider moving or removing the disclosure in the fee table “In addition, the Fund’s adviser and/or its affiliates may voluntarily waive certain of their fees and/or reimburse certain expenses, as they may determine, from time to time. The Fund’s adviser and/or its affiliates may discontinue or modify any such voluntary actions at any time without notice.” This disclosure is not required under Form N-1A.

Response: In response to this comment, the disclosure will be deleted.

Main Investment Strategies

3.	Comment: Please define “Government-Sponsored Enterprises” in the prospectus.

Response: A defined term will be added to the section “What the Terms Mean,” as shown in response 7 below.

4.	Comment: For the Funds adopting a non-fundamental policy to invest exclusively in weekly liquid assets, please consider adding a description of what weekly liquid assets are (e.g., “, which are generally high-quality, short-term securities”) or adding a cross reference to the definition of the term in the statutory prospectus.

Response: In response to the comment, the Funds will add the suggested description in the strategy section as shown below (additions underlined).

“Effective September 1, 2016, the Fund has adopted a non-fundamental policy to ordinarily invest, under normal circumstances, 100% of its total assets in weekly liquid assets (as defined under Rule 2a-7), which are generally high quality, short-term securities).”

5.

Comment: The strategy section for the JPMorgan California Municipal Money Market Fund states that “Under normal conditions, the Fund invests primarily in municipal obligations, the interest on which is excluded from gross income for federal income tax purposes, exempt from California personal income taxes and is not subject to the federal alternative minimum tax on individuals. As a fundamental policy, the Fund normally invests at least 80% of the value of its Assets in such municipal obligations.” The disclosure further states that for purposes of its 80% policy “…the Fund will only invest in municipal obligations if the issuer receives assurances from legal counsel that the interest payable on the securities is excluded from gross income for federal income tax purposes, exempt from California personal income taxes and is not subject to the federal alternative minimum tax on individuals. Municipal obligations in which the Fund may invest are securities that are issued by the State of California, its political subdivisions, authorities, and agencies, as well as by Puerto Rico, other U.S. territories and their political subdivisions.” Finally, the disclosure states that “Up to 20% of the Fund’s total assets may be invested in non-California municipal obligations, subject to California personal income taxes, or in securities subject to federal income tax or the federal alternative minimum tax, such as taxable money market instruments or repurchase agreements.” Please consider whether the reference to “non-California municipal obligations” should be changed to “investments.” Please consider the corresponding disclosure with regard to the JPMorgan New York Municipal Money Market Fund as well.

Response: In response to the comment, the disclosure for the JPMorgan California Money Market Fund will be replaced by the following (additions underlined). Corresponding changes will be made for the JPMorgan New York Municipal Money Market Fund.

“Up to 20% of the Fund’s total assets may be invested in ~~non-California municipal obligations~~ investments subject to California personal income taxes, or in securities subject to federal income tax or the federal alternative minimum tax, such as taxable money market instruments or repurchase agreements.”

Main Investment Risks

6.	Comment: Please consider adding headings in the section describing money market fund reform and its impacts to the Funds. Please consider moving a portion of this disclosure to the Funds’ strategy section. Additionally, with regard to the disclosure “The determinations that the Fund will not qualify as a Retail MMF and actions described above, and anticipated timing of those actions, remain subject to future change. Shareholders will be given notice of further developments, as appropriate.” Please consider moving it to the strategy section and noting that the Fund will not qualify as a “Government MMF.”

Response: In response to this comment, headings will be added. The section will be moved to the end of the principal strategy section and modified as set forth below for the JPMorgan Prime Money Market Fund and the retail money market funds, respectively (additions for the JPMorgan Prime Money Market Fund are underlined).

For the JPMorgan Prime Money Market Fund

“Money Market Fund Reform

Under the amendments to the Securities and Exchange Commission (“SEC”) rules that govern the operation of registered money market funds (“MMFs”), MMFs that qualify as “retail” (“Retail MMFs”) or “government” (“Government MMFs”) are permitted to continue to utilize amortized cost to value their portfolio securities and to transact at their existing $1.00 share price. MMFs that do not qualify as Retail MMFs or Government MMFs (collectively, “Institutional MMFs”) are required to price and transact in their shares at NAV reflecting current market-based values of their portfolio securities (i.e., at a “floating NAV”) by October 14, 2016. The floating NAV will ~~need to~~ be rounded to four decimal places for a MMF with a $1.00 NAV (e.g., $1.0000). The Fund does not intend to qualify as a Retail MMF or a Government MMF, and therefore, is expected to operate as an Institutional MMF required to transact at a floating NAV. The Fund intends to float its NAV on or about October 1, 2016. The Fund’s NAV may be below $1.0000 at such time. Although the Fund is a money market fund, the NAV of the Fund’s shares will fluctuate with changes in the values of the Fund’s portfolio securities.

Until such time, it is currently expected that the Fund will seek to maintain a stable NAV per share of $1.00 using the amortized cost method to value its portfolio of securities.

Liquidity Fees and Redemption Gates

It is currently anticipated that liquidity fee and gate authority will be made available to the J.P. Morgan Funds’ Board of Trustees (the “Board”) on October 14, 2016.

From such date, the Fund’s policies and procedures will permit the Board to impose liquidity fees on redemptions and/or redemption gates in the event that the Fund’s weekly liquid assets were to fall below a designated threshold.

If the Fund’s weekly liquid assets fall below 30% of its total assets, the Board, in its discretion, may impose liquidity fees of up to 2% of the value of the shares redeemed and/or gates on redemptions. In addition, if the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund must impose a 1% liquidity fee on shareholder redemptions unless the Board determines that not doing so is in the best interests of the Fund.

Further Developments

The determinations that the Fund will not qualify as a Retail MMF or Government MMF and actions described above, and anticipated timing of those actions, remain subject to future change. Shareholders will be given notice of further developments, as appropriate.”

For the JPMorgan Retail Money Market Funds

“Money Market Fund Reform

Under the amendments to the Securities and Exchange Commission (“SEC”) rules that govern the operation of registered money market funds (“MMFs”), MMFs that qualify as “retail” (“Retail MMFs”) or “government” (“Government MMFs”) are permitted to continue to utilize amortized cost to value their portfolio securities and to transact at their existing $1.00 share price. MMFs that do not qualify as Retail MMFs or Government MMFs (collectively, “Institutional MMFs”) are required to price and transact in their shares at NAV reflecting current market based values of their portfolio securities (i.e., at a “floating NAV”) by October 14, 2016. The Fund intends to qualify as a Retail MMF on or before October 1, 2016.

Liquidity Fees and Redemption Gates

It is currently anticipated that liquidity fee and gate authority will be made available to the J.P. Morgan Funds’ Board of Trustees (the “Board”) on October 14, 2016.

From such date, the Fund’s policies and procedures will permit the Board to impose liquidity fees on redemptions and/or redemption gates in the event that the Fund’s weekly liquid assets were to fall below a designated threshold.

If the Fund’s weekly liquid assets fall below 30% of its total assets, the Board, in its discretion, may impose liquidity fees of up to 2% of the value of the shares redeemed and/or gates on redemptions. In addition, if the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund must impose a 1% liquidity fee on shareholder redemptions unless the Board determines that not doing so is in the best interests of the Fund.

Further Developments

The determinations that the Fund will qualify as a Retail MMF and actions described above, and anticipated timing of those actions, remain subject to future change. Shareholders will be given notice of further developments, as appropriate.

In order to separate retail and non-retail investors, pursuant to relief granted by the SEC, the Fund may redeem investors that do not satisfy the eligibility requirements for Retail MMF investors. The Fund will provide advance written notification of its intent to make any such involuntary redemptions to the applicable shareholders, which will include more specific information about timing. Neither the Fund nor the adviser will be responsible for any loss in an investor’s account or tax liability resulting from an involuntary redemption.”

7.	Comment: In your response letter, you stated that Government-Sponsored Enterprises (“GSEs”) may present mortgage-related security risk. For Funds that have a principal risk factor “Mortgage-Related and Other Asset Backed Securities Risk,” please disclose this in either the principal strategy section or in the definition of the term that you will add in the section “What the Terms Mean.”

Response: In response to the comment, the definition of GSEs in the section “What the Terms Mean” will now read “A financial services corporation created by the

United States Congress, such as Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac. Certain securities issued by such corporations may be subject to mortgage-related securities risk.”

8.	Comment: In the section “Government Securities Risk,” please consider adding the word “other” before the term “Government-Sponsored Enterprises.”

Response: In response to this comment, the disclosure will be modified. The applicable sentence will now read as follows (addition underlined):

“The Fund invests in securities issued or guaranteed by the U.S. government or its agencies and instrumentalities (such as securities issued by the Government National Mortgage Association (Ginnie Mae), the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) or other Government-Sponsored Enterprises (GSEs)).”

9.	Comment: The principal risks section for certain Funds includes “When-Issued, Delayed Settlement and Forward Commitment Transactions Risk.” For such Funds, please consider adding disclosure stating that certain securities in which the Fund invests may trade in such a manner.

Response: In response to the comment, the disclosure below will be added to the principal strategy section for the each of the JPMorgan Prime Money Market Fund, JPMorgan Liquid Assets Money Market Fund, JPMorgan Federal Money Market Fund and JPMorgan U.S. Government Money Market Fund. The disclosure will be placed prior to the sentence “The Fund’s adviser seeks to develop an appropriate portfolio by considering the differences in yields among securities of different maturities, market sectors and issuers.”

“The Fund may trade securities on a when-issued, delayed settlement or forward commitment basis.”

10.	Comment: Please supplementally describe the disclosure changes that the JPMorgan Prime Money Market Fund plans to make in response to the comment from the Staff to consider its current disclosure in lieu of the Fund being scheduled to float its NAV on or about October 1, 2016.

Response: The Fund intends to modify its disclosure as set forth below (additions are underlined).

“Until October 1, 2016, the Fund seeks to maintain a net asset value (“NAV”) of $1.00 per share. Effective on or about October 1, 2016, the Fund will calculate its net asset value to four decimals (e.g., $1.0000) using market-based pricing and will operate with a floating net asset value.

Also, see the addition noted in response 7 above “The Fund’s NAV may be below $1.0000 at such time.”

11.	Comment: Please consider the Funds’ disclosure relating to holding of cash and short-term investments and consider noting in the strategy section that, at times, the Funds may hold a portion of their assets in cash and other short-term investments, as applicable.

Response: In response to this comment, the disclosure will be modified as set forth below. With regard to all Funds, it will be noted that they will at times hold assets in cash. With regard to the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Funds, the disclosure will reflect an expectation that, in anticipation of increased shareholder redemptions as a result of money market fund reform, until October 2016 and for a reasonable time thereafter, the adviser may invest a significantly larger portion of the Fund’s investments in shorter-term instruments than the adviser would under ordinary market conditions. For these Funds, “Transactions Risks” will be updated to reflect the risk presented by these changes ahead of money market fund reform.

Addition to the Principal Strategy Section for all Funds

“The Fund will at times hold some of its assets in cash.”

Addition to the Principal Strategy Section for the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Money Market Fund

“In anticipation of increased shareholder redemptions as a result of money market fund reform (as described below), until October 2016 and for a reasonable time thereafter, the adviser may invest a significantly larger portion of the Fund’s investments in shorter-term instruments, such as overnight repurchase agreements, than the adviser would under ordinary market conditions.”

Modification to Transactions Risk for the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Money Market Fund

“Transactions Risk. The Fund could experience a loss and its liquidity may be negatively impacted when selling securities to meet redemption requests by shareholders. The risk of loss increases if the redemption requests are unusually large or frequent (which may occur in connection with the implementation of money market fund reform in October 2016) or occur in times of overall market turmoil or declining prices. While the adviser cannot predict the level or timing of redemption activity that the Fund will experience prior to the implementation of money market fund reform in October 2016, until such time and for a reasonable time thereafter, the adviser may invest a significantly larger portion of the Fund’s investments in shorter-term instruments, such as overnight repurchase agreements, than the adviser would under ordinary market conditions. This may adversely impact the Fund’s returns. In addition, to the extent that, in anticipation of redemptions, the adviser sells securities that pay higher yields than are currently offered in the market, although the Fund’s market-based NAV may increase, the Fund’s yield may be adversely impacted. Similarly, large purchases of Fund shares may adversely affect the Fund’s performance to the extent that the Fund is delayed in investing new cash and is required to maintain a larger cash position than it ordinarily would.”

12.	Comment: The principal risks section for certain Funds includes the section “Privately Placed Securities Risk.” For such Funds, please consider adding disclosure in the principal strategy section stating that certain securities in which the Fund invests are privately placed.

Response: In response to the comment, the disclosure below will be added for each of the JPMorgan Prime Money Market Fund and the JPMorgan Liquid Assets Money Market Fund.

“The securities in which the Fund may invest include privately placed securities.”

13.	Comment: In the risk legend for the JPMorgan Prime Money Market Fund applicable after October 2016, please add the following sentence following the first sentence “Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them.” In the risk legend for the retail Funds applicable after October 2016, please add the following sentence following the first sentence “Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so.”

Response: In response to this comment, the disclosure will be modified. The revised disclosures are set forth below (additions underlined).

JPMorgan Prime Money Market Fund Legend

“You could lose money by investing in the Fund. Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

Retail Funds Legend

“You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

More About the Funds

14.	Comment: With regard to “Concentration Risk,” please consider updating the risk factor to reflect the fact that the JPMorgan Prime Money Market Fund concentrates in the banking industry while the JPMorgan Liquid Assets Money Market Fund concentrates in the financial services industry.

Response: In response to this comment, the disclosure will be modified as set forth below (additions underlined).

“Concentration Risk. (applicable to Prime Money Market Fund and Liquid Assets Money Market Fund) Because the Prime Money Market Fund will, under ordinary circumstances, invest a significant portion of its assets in securities of companies in the banking industry, developments affecting the banking industry may have a disproportionate impact on the Fund. Because the Liquid Assets Money Market Fund will, under ordinary circumstances, invest a significant portion of its assets in securities of companies in the financial services industry, developments affecting the financial services industry may have a disproportionate impact on the Fund. These risks generally include interest rate risk, credit risk and risk associated with regulatory changes in the banking industry and the financial services industry. The profitability of banks and companies in the financial services industry depends largely on the availability and cost of funds, which can change depending on economic conditions.”

What the Terms Mean

15.	Comment: There is a definition for the term “Qualified Banks” included, however, such term does not appear in the prospectus. Please consider removing.

Response: In response to this comment, the term will be changed to “Qualified U.S. and Foreign Banks,” which appears in the prospectus.

In connection with your review of the Post-Effective Amendments No. 427 and 213 filed by the Trusts on April 21, 2016, the undersigned hereby acknowledges on behalf of each Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the Staff, if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC any other person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

We hope the Staff finds this letter responsive to its comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0472.

Sincerely,

/s/ Gregory Samuels
Gregory Samuels
Assistant Secretary

Appendix A

J.P. Morgan Money Market Funds

JPMorgan 100% U.S. Treasury Securities Money Market Fund

JPMorgan California Municipal Money Market Fund

JPMorgan Federal Money Market Fund

JPMorgan Liquid Assets Money Market Fund

JPMorgan Municipal Money Market Fund

JPMorgan New York Municipal Money Market Fund

JPMorgan Prime Money Market Fund

JPMorgan Tax Free Money Market Fund

JPMorgan U.S. Government Money Market Fund

JPMorgan U.S. Treasury Plus Money Market Fund